April 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Glaukos Corporation
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 2, 2020
File No. 001-37463

Ladies and Gentlemen:

We received your letter dated April 13, 2020 (the “Letter”) setting forth a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934. Our response to this comment is set forth below. For the convenience of the Staff, the comment from the Letter is restated in bold prior to our response.

Form 10-K for the Fiscal Year Ended December 31, 2019

Comparison of Years Ended December 31, 2019 and December 31, 2018

Research and Development Expenses, page 35

1.	We note on page 69 that the merger with Avedro was intended to expand your portfolio of pipeline products and on page 4 that you expect your research and development expenses and clinical expenditures to increase. Please revise future filings to provide more detail for your research and development expenses for each period presented, including but not limited to, by product candidates and/or by indications, as well as by the nature of the expenses. To the extent that you do not track expenses by product candidate, please disclose as such.

Response:

We respectfully acknowledge the Staff’s comment. In our applicable future filings with the Commission, we will provide more detail regarding our research and development expenses for each period presented, including, to the extent such information is available, by product candidates and/or by indications, as well as by the nature of the expenses. With respect to our product candidates, we respectfully advise the Commission that we are not currently able to fully track expenses by product candidate. We will provide disclosure regarding this fact in our applicable future filings with the Commission.

Should you have any questions regarding any of the foregoing, please contact me via phone at 949-481-0594 or via e-mail at jgilliam@glaukos.com.

We thank the Staff for its time and consideration with respect to this matter.

Respectfully submitted,
Glaukos Corporation

By:	/s/ Joseph E. Gilliam
Name:	Joseph E. Gilliam
Title:	Chief Financial Officer, Senior Vice President, Corporate Development

cc:	Robert L. Davis, Senior Vice President, General Counsel and Quality Affairs, Glaukos Corporation Shelly Heyduk, Esq., O’Melveny & Myers LLP

229 Via Fabricante ° San Clemente, CA 92672 USA ° tel 949.367.9600 ° fax 949.367.9984 ° www.glaukos.com